EXHIBIT G-1

                    UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No. ______ /               , 1998


                                             :
In the Matter of                             :
                                             :
AMERICAN ELECTRIC POWER COMPANY, INC., et al.:
1 Riverside Plaza                            :
Columbus, Ohio  43215                        :
                                             :
(       )                                    :
                                             :

  NOTICE OF PROPOSED ISSUANCE AND SALE OF SHORT-TERM NOTES AND
                  GUARANTEE OF SHORT-TERM DEBT

American Electric Power Company, Inc. ("American"), a registered holding company, and its subsidiaries, AEP Generating Company ("Generating"), Appalachian Power Company ("Appalachian"), Columbus Southern Power Company ("Columbus"), Indiana Michigan Power Company ("Indiana"), Kentucky Power Company ("Kentucky"), Kingsport Power Company ("Kingsport"), Ohio Power Company ("Ohio") and Wheeling Power Company ("Wheeling") (collectively the "Companies"), have filed a proposal with this Commission pursuant to Sections 6(a) and 6(b) of the Public Utility Holding Company Act of 1935 ("Act") and Rules 45 and 54 under the Act.

By Commission order dated December 8, 1995 (HCAR No. 3526424), the Commission authorized the Companies to incur short-term indebtedness, through December 31, 2000, through the issuance and sale of short-term notes in an aggregate amount not to exceed $1,310,000,000. The Companies propose to increase the amount of short term debt authorized to $2,135,000,000 and to extend the authority to incur such indebtedness through December 31, 2003.

During the period ending December 31, 2003, American, Appalachian, Columbus, Indiana, Kentucky and Ohio propose to issue and sell short-term notes to banks and commercial paper to dealers in aggregate principal amounts not to exceed $500 million, $325 million, $300 million, $300 million, $150 million, and $400 million, respectively, outstanding at any one time. Generating, Kingsport and Wheeling propose to issue and sell short-term notes to banks in aggregate principal amounts not to exceed $100 million, $30 million and $30 million, respectively, outstanding at any one time during such period.

All bank notes will mature not more than 270 days after the date of issuance or renewal. None will mature later than June 30, 2004. The notes to banks will be sold through various credit arrangements, including revolving credit agreements or shared lines of credit with different terms. Fees and balances for credit arrangements are borne by the Companies in proportion to their respective projected maximum need for such credit. With such fees and with balances maintained solely to fulfill borrowing requirements, no credit arrangement would result in an effective cost of borrowing exceeding 125% of the prime commercial rate in effect from time to time, or not more than 10.94% based on a prime rate of 8.75%.

The commercial paper notes to be sold by American, Appalachian, Columbus, Indiana, Kentucky and Ohio will not be prepayable, will have varying maturities not in excess of 270 days, and will be sold directly to a dealer at a discount not in excess of the discount rate per annum prevailing at the time of issuance for commercial paper of comparable quality and maturity.

In addition, American requests authority through December 31, 2003 to guarantee short-term indebtedness of its wholly-owned subsidiary American Electric Power Service Corporation ("AEPSC") up to $40,000,000 principal outstanding at any one time through the issuance and sale of notes to banks.

The proceeds from the borrowings by American, AEPSC, Appalachian, Generating, Columbus, Indiana, Kentucky, Kingsport, Ohio, and Wheeling will be used to pay their general obligations including expenditures incurred in their various construction projects, and for other corporate purposes.

The proposal and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by May 15, 1998, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above.

Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the proposal, as filed or as amended, may be authorized.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.

                                             Jonathan G. Katz
                                             Secretary